PRUDENT BEAR FUNDS, INC.

8140 Walnut Hill Lane, Suite 300, Dallas, Texas 75231, U.S.A.
Phone: 214-696-5474 Fax: 214-696-5556

December 18, 2002

NEWS RELEASE

The Company announces that, through Prudent Bear Fund, a mutual fund managed by it, it has acquired control over 1,102,000 common shares (representing 1.5% of the outstanding shares) of Orezone Resources Inc. of Ottawa, Ontario. These shares together with an additional 6,573,450 shares and 464,699 shares which may be acquired upon the exercise of warrants which the Company also has control over, represent 11.4% of the outstanding shares of Orezone Resources Inc. The Company does not own or have control over any other securities of Orezone Resources Inc.

The Company acquired the shares through the Toronto Stock Exchange for investment purposes and has filed an Early Warning Report with the British Columbia, Alberta and Québec Securities Commissions in respect of the shares and warrants acquired. Copies of the report may be obtained from SEDAR (www.sedar.com) or without charge from the Company.

PRUDENT BEAR FUNDS, INC.
Contact: David W. Tice